Exhibit 99.1

Castor Maritime Inc. Announces Change to the Location and Date of its 2020 Annual General Meeting of Shareholders

Limassol, Cyprus, November 16, 2020 – Castor Maritime Inc. (NASDAQ: CTRM), (“Castor” or the “Company”), a global shipping company specializing in the ownership of dry bulk vessels, announces today that, due to recently imposed restrictions in Cyprus related to the COVID-19 pandemic, the Company’s 2020 Annual General Meeting of Shareholders (the "Meeting"), originally scheduled to be held on November 19, 2020 at 6:00 p.m., local time, at 223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus, will be adjourned and reconvened on November 25, 2020 at 9:00 a.m., local time, at the offices of Seward & Kissel LLP, One Battery Park Plaza, New York, New York 10004. The previously announced record date of October 16, 2020 (the "Record Date") remains unchanged. These changes have been made out of an abundance of caution and are intended to support the health and well-being of the Company’s shareholders. Shareholders of record as of the Record Date may still attend the Meeting and revoke their proxy at any time before it is voted; however, the Company strongly encourages shareholders to consider safety first over attending the Meeting in person. Shareholders who attend the Meeting in person may be subject to health screening and safety procedures consistent with practices advised by governmental authorities in New York City and the State of New York.

A supplement to the Company’s Notice of the Meeting and Proxy Statement mailed on or about October 23, 2020 to Shareholders of record as of the Record Date, will be furnished to the Securities and Exchange Commission (the "Commission") and will be available on the Commission's website at www.sec.gov. The proxy material, including the supplemental information thereto, will also be available on the Company’s website at www.castormaritime.com.

About Castor Maritime Inc.

Castor Maritime Inc. is an international provider of shipping transportation services through its ownership of dry bulk vessels. The Company’s vessels are employed primarily on medium-term charters and transport a range of dry bulk cargoes, including such commodities as coal, grain and other materials along worldwide shipping routes.

The Company's fleet currently consists of six Panamax dry bulk vessels.

For more information please visit the Company’s website at www.castormaritime.com

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward‐looking statements include general dry bulk shipping market conditions, including fluctuations in charterhire rates and vessel values, the strength of world economies the stability of Europe and the Euro, fluctuations in interest rates and foreign exchange rates, changes in demand in the dry bulk shipping industry, including the market for our vessels, changes in our operating expenses, including bunker prices, dry docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, the length and severity of the COVID-19 outbreak, the impact of public health threats and outbreaks of other highly communicable diseases, the impact of the expected discontinuance of LIBOR after 2021 on interest rates of our debt that reference LIBOR, the availability of financing and refinancing and grow our business, vessel breakdowns and instances of off‐hire, potential exposure or loss from investment in derivative instruments, potential conflicts of interest involving our Chief Executive Officer, his family and other members of our senior management, and our ability to complete acquisition transactions as planned. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward‐looking statements as a result of developments occurring after the date of this communication.

CONTACT DETAILS

For further information please contact:

Petros Panagiotidis
Castor Maritime Inc.
Email: ir@castormaritime.com

Media Contact:
Kevin Karlis
Capital Link
Email: castormaritime@capitallink.com